

Lauren McCadney Williams · 3rd

Marketing Exec passionate about leading great teams, driving innovation and delivering results for CDW.

Greater Chicago Area · 500+ connections · Contact info

CDW

Northwestern Unive
Kellogg School of...

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Lauren McCadney at The NBA Rookie Camp - ESPN

YouTube

From ESPN: A snapshot of my "Personal Branding and So
Media" seminar at the 2012 NBA Rookie Transition Progr

Experience

CDW

15 yrs 8 mos

Director, Marketing Delivery

Apr 2016 – Present · 4 yrs 9 mos

Chicago

CDW is a Fortune 500 company and a leading provider of technology solutions and services to business, government, education and healthcare. We offer customized solutions, implementation and long-term management of those solutions, such as mobility, cloud computing, virtualization, security, collaboration and data center optimization.

I have the good fortune of leading the teams charged with bringing our marketing campaigns t life. Areas of responsibility include email, direct marketing, social media, digital engagement, marketing automation, chat, reviews, employee advocacy, scheduling and operation …see mor

Director, Digital Engagement and Social Media

Aug 2014 – Present · 6 yrs 5 mos

I lead the team responsible for social media community management, word of mouth marketing, co-worker advocacy, video content strategy and digital innovation. Our programs have been proven to be a direct revenue contributor with strong ROI.

Sr. Manager, Social Media

Jun 2011 – Aug 2014 · 3 yrs 3 mos

Selected by the CMO to build and lead CDW's social media practice. Responsible for crafting CDW's social media strategy and driving execution across the company.

Sr. Manager, Segment Marketing

May 2005 – Jun 2011 · 6 yrs 2 mos

Chicago

If it involves the small business market at CDW and is customer insight, marketing strategy, program execution, or channel integration related...I'm responsible for pulling it all together and ensuring its success. 2010 Recipient of "Small Business Marketer of the Year" Award from the Corporate Executive Board.

Visiting Professor

University of Texas at Austin

Jun 2010 – Aug 2010 · 3 mos

Co-developed a Consumer Insight curriculumn that combined traditional forms of qualitiative data gathering (ethnography, in-depth interviews etc) with social web data gathering tools and techniques (netnography, communities, listening tools, etc). Emphasis is on converting data into sound analysis and insight.

SBC

5 yrs 5 mos

Assistant Vice President, Sales

Jan 2003 – May 2005 · 2 yrs 5 mos

Created the business case for SBC's entry into the public Wifi business. I was then selected to establish the national sales team that built Freedomlink hotspots into a category leader in less than 12 months. In this role I was the only senior leader with both direct sales and m …see mor

Assistant Vice President, Customer Analytics and Research

Dec 2001 – Jan 2003 · 1 yr 2 mos

Reported to the Chief Marketing Officer and implemented SBC's first wave of CRM which included customer segmentation, customer profitability, enhanced targeting and development of requirements for for an automated winback system. Lead an organization of 123 marketing professionals responsible for Business and Consumer Modeling, Marketing Researcl ...see mor

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Product Management

SBC formerly Ameritech

1995 – 1997 · 2 yrs

Education

Northwestern University - Kellogg School of Management

MBA

Howard University

Bachelor of Business Administration (BBA)